Exhibit 1.2

Amendment No. 1 to Placement Agency Agreement dated January 21, 2014

This Amendment No. 1 (“Amendment”) is made as of January 31, 2014 to that certain Placement Agency Agreement dated January 21, 2014 between ARCA biopharma, Inc. and Dawson James Securities, Inc. (“PAA”) with respect to the following:

Section 1(a)(ii) of the PAA is amended and restated in its entirety to read:

“(ii) Such number of warrants (the “Dawson Warrants”) to Dawson or its designees at each Closing to purchase shares of Common Stock equal to 3% of the aggregate number of shares of Common Stock sold in in each Offering, plus any shares of Common Stock underlying any convertible Securities sold in each Offering to such Investors (excluding any Shares underlying the Warrants). The Dawson Warrants shall have the same terms as the warrants (if any) issued to the Investors in each Offering except that the exercise price shall be 125% of the public offering price per share and the expiration date shall be five years from the effective date of the Registration Statement. The Dawson Warrants shall not have anti-dilution protections or be transferable for six months from the date of each Offering except as permitted by FINRA Rule 5110, and further, the number of shares of Common Stock underlying the Dawson Warrants shall be reduced if necessary to comply with FINRA rule or regulations.”

All other terms and conditions of the PAA shall remain in full force and effect. This Amendment may be executed and delivered in counterparts.

In witness whereof, the undersigned have duly executed this Amendment.

ARCA BIOPHARMA, INC.		DAWSON JAMES SECURITIES, INC.

	/s/ Patrick M. Wheeler		/s/ Robert D. Keyser
By:	Patrick M. Wheeler	By:	Robert D. Keyser, Jr.
	Chief Financial Officer		Chief Executive Officer